File: 082-04144

September 05, 2005

Re: Rule 12g3-2(b) – Submission by ~~Anadolu Efes~~ Erciyas Biracılık ve Malt Sanayii A.Ş.

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549

Attention: Division of International Corporate Finance

SUPPL

Ladies and Gentlemen:

Reference is made to the above-reference exemption pursuant to Rule 12g3-2(b) (the "**Rule**") under the Securities Exchange Act of 1934, as amended (the "**Act**"), granted previously to Anadolu Efes Biracılık ve Malt Sanayii A.Ş. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a general release by Anadolu Efes Biracılık ve Malt Sanayii A.Ş. regarding the announcement of consolidated interim financial statements as of and for the period ending 30.06.2005.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

M. Hurşit Zorlu
Group Finance Director
Anadolu Efes Biracılık ve Malt Sanayii A.Ş.

9/12

FOR GENERAL RELEASE TO THE PUBLIC
September 2, 2005 **File: 082-04144**

ANADOLU EFES HAS RELEASED ITS **H12005** CONSOLIDATED FINANCIAL RESULTS

- **Total beer sales volume at 772 million litres in H12005; up 10%**
- **Total soft drink sales volume (including CCI) at 164 million unit cases; up 14%**



Total Beer Sales Volume
(million litres)
10%
700
772
H12004
H12005



Total Soft Drinks Sales Volume
(million unit cases)
14%
145
164
H12004
H12005



Consolidated Revenues
24%
451
558
million USD
H12004
H12005

- **Consolidated Revenues are at 558 million USD in H12005; up 24%**
  - Turkey Beer at 282 million USD, up 23%
  - International Beer at 222 million USD, up 20%
  - International Coca-Cola at 53 million USD, up 29%

- **Consolidated Cash Operating Profit (COP) at 156 million USD;up 10%**
  - Turkey Beer at 107 million USD, up 14%
  - International Beer at 38 million USD, down 9%
  - International Coca-Cola at 11 million USD, up 29%



Consolidated COP
10%
142
156
million USD
H12004
H12005

- **Consolidated Net Income of 77 million USD**

- **Coca-Cola İçecek** (Turkish Coca-Cola Bottling Operation IFRS results accounted for on equity basis)
  - Revenue at 397 million USD, up 29%
  - COP at 65 million USD, up 32%

For further information regarding Efes Beverage Group, please visit our website at http://www.anadoluefes.com/ or you may contact;

Mr. Hurşit Zorlu
(Chief Financial Officer)

tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Director)

tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

FOR GENERAL RELEASE TO THE PUBLIC
September 2, 2005 **File: 082-04144**

Efes Beverage Group


EBG IS RUNNING OVER BORDERS
EFES

• Anadolu Efes Biracılık ve Malt Sanayii A.Ş. (Anadolu Efes), listed in the Istanbul Stock Exchange (AEFES.IS), is the holding company of Efes Beverage Group's beverage interests as well as an operating company, under which Turkey beer operations are managed. The Efes Beverage Group is composed of Anadolu Efes and its subsidiaries that produce and market beer, malt, soft drinks across a geography including Turkey, Russia, the CIS countries and Southeast Europe. The Group operates with 14 breweries, 4 malteries and 9 Coca-Cola bottling facilities in 9 countries and has an annual brewing capacity of around 2.1 billion liters, malting capacity of 150,000 tons and Coca-Cola bottling capacity of 442 million unit cases per year.

Consolidation Principles



• The consolidated interim financial statements of Anadolu Efes are prepared in accordance with International Financial Reporting Standards ("IFRS") as per regulations of the Capital Markets Board of Turkey ("CMB") and H12005 figures do not include the restatements based on IAS 29 (Financial Reporting in Hyper-inflationary Economies) as per the resolution of the CMB No: 11/367 dated March 17th 2005 stipulating the end of hyper-inflation accounting requirement as of 31.12.2004. Accordingly the figures for previous periods of H12004 and FY2004 are restated as of 31.12.2004, in the consolidated interim financial statements.

• The attached financial statements in this announcement comprise the income statements for the 6 months period ending 30.06.2005 and 30.06.2004 as well as the balance sheets as of 30.06.2005 and 31.12.2004. Figures for H12005, H12004 and FY2004 are presented in USD and converted from YTL figures with exchange rates prevailing at the end of each respective period for a better comparison.

• The consolidation is composed of Anadolu Efes and its subsidiaries in which Anadolu Efes holds the majority stake; including Efes Pazarlama (marketing, sales & distribution of beer products in Turkey), Tarbes (hops production in Turkey), Efes Sınai Yatırım Holding (Efes Invest - international Coca-Cola operations), Efes Breweries International (international beer operations).

• The equity and net income attributable to minority shareholders are shown separately in the balance sheet and income statement, respectively.

• Coca-Cola İçecek ("CCI"), in which Anadolu Efes has held 45,6% direct and 2,7% indirect with a total of 48,3% stake as of 30.06.2005 is accounted for by using the equity method based on CCI's IFRS financial statements. A brief summary of the IFRS as well as USGAAP financial statements of CCI is also presented as an attachment of this announcement.

• Alternatifbank - whose majority stakes are owned by the parent Anadolu Group - in which Anadolu Efes has a 7.5% indirect share, is carried with its market value as an investment.

For further information regarding Efes Beverage Group, please visit our website at http://www.anadoluefes.com/ or you may contact;

Mr. Hurşit Zorlu
(Chief Financial Officer)

tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Director)

tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

FOR GENERAL RELEASE TO THE PUBLIC

September 2, 2005 **File: 082-04144**

Consolidated Results (Anadolu Efes)



Revenue Breakdown
Int. Beer 40%
Int. Coke 9%
Turkey Beer 51%

- In H12005 our total beer sales volume reached 772 million liters growing by 10% over the same period in 2004.
- Our total soft drinks volume including the Turkish Coca-Cola operations grew by 14% reaching 164 million unit cases in H12005.
- Remarkable top line growth in all business segments led consolidated sales revenues to grow by 24% reaching 558 million USD.
- 49% of total Group revenues are generated by the international operations.
- Consolidated COP reached 156 million USD in H12005 with a margin of 28%; COP up by 10% vs H12004.
- Consolidated net profit increased by 26% to 78 million USD in H12005 from 62 million USD in H12004 .
- Consolidated net debt position is 61 million USD as of end of H12005.

Turkey Beer Results



EFES
Pilsen



Sales Volume
3%
Million litres
348
357
H12004
H12005

- Domestic sales volume increased by 1% to 331 million liters in H12005 in spite of full reflection of the increased special consumption tax in Q12005 to the sales prices.
- Including the export volume, which grew 35% in H12005, total sales volume of our Turkey beer operations reached 357 million liters up 3% vs. H12004.
- Revenues increased to 282 million USD in H12005, up 23% from 229 million USD in H12004.
- The increase in Operating Income was 13% as a result of Operating Expenses increasing ahead of the revenue growth. A significant portion of the increase for Operating Expenses was due to expenses incurred within the period in particular related to the launch of the "Foster's" brand in Turkey which are to be stabilized in FY2005.
- As a result, COP grew by 14% to 107 million USD in H12005, with a COP margin of 38%.
- Net income realised at 73 million USD in H12005 reflecting an increase of 25%.
- At the end of H12005 Turkey beer operations was at a net debt position of 39 million USD.

For further information regarding Efes Beverage Group, please visit our website at http://www.anadoluefes.com/ or you may contact;

Mr. Hurşit Zorlu
(Chief Financial Officer)

tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Director)

tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

FOR GENERAL RELEASE TO THE PUBLIC
September 2, 2005 **File: 082-04144**

International Beer Results
(Efes Breweries International)



Sales Volume
Million litres
18%
415
351
H12004
H12005



Sales Volume
Russia
n Fed.
68%
Serbia
6%
Roman
a
7%
Moldova
11%
Kazakh.
8%



Net Revenue
Russian
Fed
77%
Serbia
4%
Romania
4%
Moldova
7%
Kazakh.
8%

• Our brewing operations in Commonwealth of Independent States ("CIS"), Eastern Europe and the Balkans are managed by Efes Breweries International N.V. ("EBI"), a 70% subsidiary of Anadolu Efes, incorporated in the Netherlands and listed on the London Stock Exchange(IOB: EBID).

• EBI currently operates 9 breweries and 2 malteries with a total annual capacity of approximately 12 million hectoliters of beer and 50,000 tons of malt.

• EBI maintained its rapid growth in highly competitive markets, ahead of the market trends.

• In order to meet the increasing demand in the operating territories, EBI has increased the capacities of the Ufa and Rostov breweries in Russia in addition to its brewery in Moldova. Currently EBI operates with 7.7 million hectoliters of brewing capacity in Russia and with 0.9 million hectoliters in Moldova.

• Sales volume was 415 million liters, representing an increase of 18% over 351 million liters in H12004.

• In the Russian beer market, the world's fifth largest beer market, EBI grew its sales volumes by 18% in H12005 over the same period in 2004 vs. an estimated market growth of 4% and had an average market share of 8% by value in the period.

•**"Stary Melnik"**, one of the leading brands in the local premium segment, is the best selling brand by value in the highly competitive Moscow beer market and the 4th largest brand by value in the Russian beer market as a whole. *(AC Nielsen, YTD June2005).*

• In EBI's other markets, it maintains robust positions, with strong beer brands in the premium and mid-priced segments.

• Net sales on a consolidated basis in H12005 and H12004 were 222 million USD and 184 million USD, respectively, reflecting growth of 20% over the same period of the previous year.

• Operating Profitability continued to recover and normalize, building on the seasonality and volume growth, although in H12005 certain margin contraction still existed in comparison with H12004.

• Gross Profit increased by 15% to 102 million USD in H12005 from 89 million USD in H1 2004 with a slight contraction in the Gross Profit margin.

For further information regarding Efes Beverage Group, please visit our website at http://www.anadoluefes.com/ or you may contact;

Mr. Hurşit Zorlu
(Chief Financial Officer)

tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Director)

tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

International Beer Results (Efes Breweries International) Cont'd

• Profit from Operations decreased by 28% to 18 million USD in H12005 compared to 24 million USD in H12004. Operating Profit margin was at 8%.

• EBI recorded EBITDA of 38 million USD in H12005, with an EBITDA margin of 17%, as compared to 42 million USD in H12004.

• In H12005 average prices increased below the inflation, in particular in Russia, although pricing levels vs market average and competition was maintained. The change in the product composition with an increased share of PET presentations in the packaging mix, especially in Russia, resulted in a higher exposure to increased resin prices.

• Although the impact of seasonal shift of marketing and advertising expenses has been stabilized to a great extent, lower Operating Profit margin vs H12004 reflects the effect of the expenses with respect to the restructuring of the sales and distribution system in Russia that is to be normalized throughout the rest of 2005.

• All EBI operations are EBITDA positive, except for Serbia & Montenegro. Higher marketing expenses were incurred in Serbia & Montenegro following the acquisition of the Zajecar Brewery in Q32004 to establish a strong long-term market position.

• For 2005, outlook for volume growth is unchanged while revenue growth is expected to be in line with volume growth. The factors leading to the change in the profitability levels in H12005 are anticipated to affect the full year EBITDA expectations.

• A net loss of 2 million USD was realized in H12005 compared to net income of 12 million USD in H12004. In addition to the above impacts through profit from operations level the decrease in net profit reflects the impact of fluctuations of USD (the reporting currency of EBI) versus EURO and local currencies where EBI operates, resulting in a total negative swing of approximately 9 million USD in H12005 vs H12004.

International Coca-Cola Results


EFES INVEST
Sales Volume
Million unit cases
22%
18
22
H12004
H12005

• Our International Coca-Cola operations are conducted by Efes Sınai Yatırım Holding A.Ş. ("Efes Invest") which is a 52% subsidiary of Anadolu Efes.

• Efes Invest (EFES.IS) is listed both in Istanbul and London Stock Exchanges (EFEZ). Efes Invest owns and operates 3 Coca-Cola franchises in Kazakhstan (CCAB), Azerbaijan (ACCB) and Kyrgyzstan (CCBB), in addition to Turkmenistan (TCCB) where the company is the largest shareholder of TCCB. Following the completion of the new facility in Kazakhstan at the end of the first half of 2005, total annual bottling capacity of Efes Invest is currently at 67 million unit cases.

• Consumer preferences in the operating territories are shifting to premium brands primarily due to the improved disposable income.

For further information regarding Efes Beverage Group, please visit our website at http://www.anadoluefes.com/ or you may contact;

Mr. Hurşit Zorlu
(Chief Financial Officer)

tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Director)

tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

FOR GENERAL RELEASE TO THE PUBLIC
September 2, 2005 **File: 082-04144**

International Coca-Cola Results Cont'd

EFES INVEST

Sales Volume Breakdown


Azerbaijan
33%
Kyrgyzstan
7%
Kazakhstan
60%

Sales Revenue Breakdown


Azerbaijan
21%
Kyrgyzstan
9%
Kazakhstan
70%

COP Breakdown


Azerbaijan
26%
Kyrgyzstan
16%
Kazakhstan
58%

- Consolidated Sales Volume reached 21.7 million unit cases in H12005, representing an increase of 22% from 17.7 million unit cases in H12004.
- Average market share in the territories was up to 48% in H12005.
- Consolidated Net Sales Revenue grew by 29% vs. H12004, ahead of the sales volume growth, and reached 52.9 million USD in H12005.
- Cash Operating Profit (COP) increased by 29% to 11.4 million USD in H12005 from 8.8 million USD in H12004, representing a COP margin of 22%.
- Net Profit increased to 6.4 million USD in H12005 from 4.8 million USD in H12004.
- Net financial debt of Efes Invest as of end of H12005 was 31 million USD.
- As part of its plans to continue dynamic profitable growth in H12005 Efes Invest announced its plans for potential expansion in the Middle East.
- Accordingly, Efes Invest Holland B.V., a wholly owned subsidiary of Efes Invest, has signed a protocol, subject to the approval of its Board of Directors, to acquire 90% of the shares in "The Coca-Cola Bottling Company of Jordan" ("CCBCJ") that exclusively conducts Coca-Cola operations in Jordan.
- When this transaction is completed, it will bring to the Efes Invest structure an additional Coca-Cola plant located in Amman-Jordan, with an annual bottling capacity of 15 million unit cases, with an aim to access 5.5 million consumers.
- In addition a new company titled "The Coca-Cola Bottling of Iraq FZCO" ("CCBI") has been established as a 50%-50% joint venture between Efes Invest Holland B.V. and "H.M.B.S." as a local partner.
- Effective from July 1st 2005, for Coca-Cola trademarked beverages and exclusively covering Iraq as a whole, "The Coca-Cola Company" and CCBI also signed (i) a Distributor's Agreement, granting the sales and distribution rights to CCBI and (ii) an Option Agreement, granting the aforementioned company an option, exercisable for a period of 2 years, to become the bottler, including production, for the Iraq market.

For further information regarding Efes Beverage Group, please visit our website at http://www.anadoluefes.com/ or you may contact;

Mr. Hurşit Zorlu
(Chief Financial Officer)

tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Director)

tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

FOR GENERAL RELEASE TO THE PUBLIC
September 2, 2005 **File: 082-04144**

CCI Results


Sales Volume
Million unit cases
12%
128
144
H12004
H12005

- **Coca-Cola İçecek A.Ş. ("CCI")** is the largest bottler and the distributor, by volume, of non-alcoholic commercial beverages in Turkey. Anadolu Efes is the largest shareholder of CCI with 48,3% stake.
- CCI's sales volume reached 144 million unit cases in H12005, growing by 12% vs. H12004.
- Net Sales revenue based on IFRS was 397 million USD, growing by 29% over in the same period of 2004.
- CCI posted a COP of 65 million USD representing an increase of 32% in H12005 vs H12004 with a COP margin of 17%.
- Net financial debt of CCI was 162 million USD as of end of H12005.

For further information regarding Efes Beverage Group, please visit our website at http://www.anadoluefes.com/ or you may contact;

Mr. Hurşit Zorlu
(Chief Financial Officer)

tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Director)

tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

FOR GENERAL RELEASE TO THE PUBLIC
September 2, 2005 **File: 082-04144**

ANADOLU EFES (Efes Beverage Group)
CONSOLIDATED INTERIM INCOME STATEMENT
for the periods ended 30.06.2004 and 30.06.2005 (million USD)

	H1 2004	H1 2005
NET SALES	**451,2**	**557,6**
COST OF SALES	(204,6)	(258,5)
GROSS OPERATING PROFIT	**246,7**	**299,0**
OPERATING EXPENSES	(153,5)	(196,3)
PROFIT FROM OPERATIONS	**93,1**	**102,7**
Other Income	10,5	27,8
Other Expense	(3,3)	(9,2)
Financial Expense	(7,1)	(8,9)
OPERATING INCOME	**93,2**	**112,4**
Monetary Gain/(Loss)	1,8	-
Minority Interest	(7,7)	(5,1)
PROFIT BEFORE TAX	**87,3**	**107,3**
Income Tax	(25,8)	(29,9)
NET INCOME	**61,5**	**77,4**
CASH OPERATING PROFIT (COP)	**142,4**	**156,4**

Note 1: Local currency figures in H12005 are not restated as of 30.06.05 and converted from YTL figures with respective period end USD rate.

Note 2: H12004 figures represent the restated local currency figures as of 30.06.04 and converted from YTL figures with respective peirod end USD rate.

Note 3: Coca-Cola İçecek (CCI), in which Anadolu Efes holds 45,6% direct and 2,7% indirect with a total of 48,3% stake as of 30.06.05, is accounted for by using the equity method.

Note 4: Interbrew Efes Brewery in which Efes Breweries International holds 50% stake is accounted for by using proportionate consolidation.

Note 5: COP comprises of profit from operations, depreciation and other relevant non-cash items up to profit from operations.

Note 6: Turkmenistan franchise, 33% subsidiary of Efes Invest, is accounted by equity method.

For further information regarding Efes Beverage Group, please visit our website at http://www.anadoluefes.com/ or you may contact;

Mr. Hurşit Zorlu
(Chief Financial Officer)

tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Director)

tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

FOR GENERAL RELEASE TO THE PUBLIC
September 2, 2005 **File: 082-04144**

ANADOLU EFES (Efes Beverage Group)
CONSOLIDATED BALANCE SHEET as of 31.12.2004 and 30.06.2005 (million USD)

	31.12.2004	30.06.2005
CASH, CASH EQUIVALENTS	193,2	170,9
MARKETABLE SECURITIES	0,7	0,7
TRADE RECEIVABLES, net	105,1	185,4
DUE FROM RELATED PARTIES	28,1	2,3
OTHER RECEIVABLES (net)	19,4	32,4
INVENTORIES	119,7	136,8
OTHER CURRENT ASSETS	20,6	9,4
TOTAL CURRENT ASSETS	**486,6**	**537,9**
OTHER RECEIVABLES (net)	7,7	9,6
INVESTMENTS	146,8	175,1
POSITIVE/NEGATIVE GOODWILL	181,0	234,5
PROPERTY, PLANT & EQUIPMENT	583,1	625,6
INTANGIBLE ASSETS	5,3	5,3
DEFERRED TAX ASSET	6,8	2,4
OTHER NON-CURRENT ASSETS	7,3	5,7
TOTAL NON-CURRENT ASSETS	**938,0**	**1.058,2**
TOTAL ASSETS	**1.424,6**	**1.596,1**

	31.12.2004	30.06.2005
SHORT-TERM BORROWINGS	60,4	155,6
CURRENT PORTION OF LONG-TERM BORROWINGS	31,0	26,6
LEASE OBLIGATIONS	0,3	0,3
TRADE PAYABLES	60,3	95,6
DUE TO RELATED PARTIES	10,7	16,2
ADVANCES RECEIVED	3,1	0,8
PROVISIONS	3,8	21,8
OTHER CURRENT LIABILITIES	52,4	90,9
TOTAL CURRENT LIABILITIES	**222,0**	**407,8**
LONG-TERM BORROWINGS	52,9	48,2
LEASE OBLIGATIONS	1,1	1,4
PROVISIONS	11,8	13,3
DEFERRED TAX LIABILITY	26,5	22,3
OTHER NON-CURRENT LIABILITIES	45,5	57,0
TOTAL NON-CURRENT LIABILITIES	**137,9**	**142,2**
MINORITY INTEREST	217,2	214,9
TOTAL EQUITY	**847,6**	**831,2**
TOTAL LIABILITIES & S.HOLDERS EQUITY	**1.424,6**	**1.596,1**

Note 1: Local currency figures in H12005 are not restated as of 30.06.05 and converted from YTL figures with respective period end USD rate.

Note 2: 31.12.2004 figures represent the restated local currency figures as of 31.12.04 and converted from YTL figures with respective period end USD rate.

Note 3: Coca-Cola İçecek (CCI), in which Anadolu Efes holds 45,6% direct and 2,7% indirect with a total of 48,3% stake is accounted for by using the equity method.

Note 4: Alternatifbank, majority stakes owned by the parent Anadolu Group, in which Anadolu Efes indirectly holds 7.5%, is carried as an investment.

Note 5: Interbrew Efes Brewery in which Efes Breweries International holds 50% stake is accounted for by using proportionate consolidation.

Note 6: Turkmenistan franchise, 33% subsidiary of Efes Invest, is accounted by equity method.

For further information regarding Efes Beverage Group, please visit our website at http://www.anadoluefes.com/ or you may contact;

Mr. Hurşit Zorlu
(Chief Financial Officer)

tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Director)

tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

FOR GENERAL RELEASE TO THE PUBLIC
September 2, 2005 File: 082-04144

TURKISH BEER OPERATIONS
SUMMARY INCOME STATEMENT
for the periods ended 30.06.2004 and 30.06.2005 (m USD)

	H1 2004	H1 2005
Volume (m lt)	**348,1**	**357,1**
Net Sales	**228,7**	**282,3**
Gross Operating Profit	**143,1**	**174,0**
Profit From Operations	**68,4**	**77,4**
Other Income/Expense, Net	12,9	17,6
Financial Expense	(4,9)	(1,6)
Operating Income	**76,4**	**93,5**
Monetary Gain&Loss	1,1	-
Minority Interest	-	-
INCOME BEFORE TAX	**77,5**	**93,5**
Income Tax	(19,1)	(20,7)
Net Income	**58,3**	**72,8**
Cash Operating Profit	**94,5**	**107,3**

Note 1: Local currency figures in H12005 are not restated as of 30.06.05 and converted from YTL figures with respective period end USD rate.

Note 2: H12004 figures represent the restated local currency figures as of 30.06.04 and converted from YTL figures with respective period end USD rate.

Note 3: Anadolu Efes subsidiaries, excluding brewing subsidiaries in Turkey, are stated on cost basis in order to provide more comprehensive presentation.

Note 4: Cash Operating Profit ("COP") comprises of operating profit (excluding net other income (expense)), depreciation and other relevant non-cash items up to operating profit.

TURKISH BEER OPERATIONS
HIGHLIGHTED BALANCE SHEET ITEMS
as of 31.12.2004 and 30.06.2005 (m USD)

	31.12.2004	30.06.2005
Cash, cash equivalents and marketable securities	50,6	37,1
Trade receivables, net	72,7	141,6
Inventories	56,6	61,8
Total current assets	**231,1**	**248,2**
Investments	565,2	663,6
Property, plant and equipment, net	210,4	213,2
Total non-current assets	**787,4**	**892,2**
Trade payables	23,4	40,9
Other Payables	41,4	90,8
Short-term borrowings (including current portion of long-term debt and lease obligations)	30,9	75,7
Total current liabilities	**98,9**	**210,1**
Long-term debt - (net of current portion and including lease obligations)	0,3	0,3
Total non-current liabilities	**65,8**	**75,8**
Minority Interests	-	-
Shareholder's Equity	**853,8**	**854,5**
Total Assets	**1.018,5**	**1.140,4**

Note 1: Local currency figures in H12005 are not restated as of 30.06.05 and converted from YTL figures with respective period end USD rate.

Note 2: 31.12.2004 figures represent the restated local currency figures as of 31.12.04 and converted from YTL figures with respective period end USD rate.

Note 3: Anadolu Efes subsidiaries, excluding brewing subsidiaries in Turkey, are stated on cost basis in order to provide more comprehensive presentation.

For further information regarding Efes Beverage Group, please visit our website at http://www.anadoluefes.com/ or you may contact;

Mr. Hurşit Zorlu
(Chief Financial Officer)

tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Director)

tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

INTERNATIONAL BEER OPERATIONS
SUMMARY INCOME STATEMENT

for the periods ended 30.06.2004 and 30.06.2005 (m USD)

Prepared in accordance with IFRS

	H1 2004	H1 2005
Volume (m lt)	**351,5**	**415,1**
Net Sales	**184,4**	**221,7**
Gross Profit	**89,1**	**102,5**
Operating Profit	**24,5**	**17,5**
Financial Income/(Expense), net	(3,3)	(2,8)
Foreign Exchange Gain/(Loss), net	1,9	(7,2)
Other Income/(Expense), net	(2,5)	(0,5)
Profit before tax	**20,6**	**7,1**
Income Tax	(5,4)	(7,2)
Profit after tax	**15,2**	**(0,1)**
Minority Interest	(3,0)	(2,1)
Net Profit	**12,2**	**(2,2)**
EBITDA	**41,7**	**37,8**

Note 1:EBITDA here means earnings before interest (financial income/(expense) — net), tax, depreciation and amortisation, minus minority interest, and as applicable, minus gain on sale of subsidiaries and investment in securities, plus provisions, reserves and impairment.

Note 2: Interbrew Efes Brewery in which Efes Breweries International holds 50% stake is accounted for by using proportionate consolidation.

Note 3: Figures for Efes Breweries International are obtained from consolidated interim financial statements prepared in accordance with IFRS.

INTERNATIONAL BEER OPERATIONS
HIGHLIGHTED BALANCE SHEET ITEMS

as of 31.12.2004 and 30.06.2005 (m USD)

Prepared in accordance with IFRS

	31.12.2004	30.06.2005
Cash, cash equivalents and marketable securities	134,7	124,8
Trade and other receivables	28,4	36,0
Inventories	48,0	55,1
Total current assets	**234,0**	**251,7**
Intangible assets	69,2	67,2
Property, plant and equipment, net	315,9	335,0
Other non-current assets	3,8	2,1
Total non-current assets	**396,4**	**408,5**
Trade and other payables	44,5	41,0
Short-term borrowings *(including current portion of long-term debt and lease obligations)*	49,4	81,5
Total current liabilities	**108,0**	**163,8**
Long-term debt - (net of current portion and including lease obligations)	53,5	44,0
Total non-current liabilities	**68,0**	**57,8**
Minority Interests	73,1	71,5
Shareholder's Equity	**381,4**	**367,1**
Total Assets	**630,4**	**660,2**

Note 1: Interbrew Efes Brewery in which Efes Breweries International holds 50% stake is accounted for by using proportionate consolidation.

Note 2: Figures for Efes Breweries International are obtained from consolidated interim financial statements prepared in accordance with IFRS.

For further information regarding Efes Beverage Group, please visit our website at http://www.anadoluefes.com/ or you may contact;

Mr. Hurşit Zorlu
(Chief Financial Officer)

tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Director)

tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

FOR GENERAL RELEASE TO THE PUBLIC
September 2, 2005 **File: 082-04144**

INTERNATIONAL COCA-COLA OPERATIONS
SUMMARY INCOME STATEMENT
for the periods ended 30.06.2004 and 30.06.2005 (m USD)

Prepared in accordance with IFRS

	H1 2004	H1 2005
Volume (m U/C)	**17,7**	**21,7**
Net Sales	**40,9**	**52,9**
Gross Profit	**13,3**	**18,3**
Profit From Operations	**6,6**	**8,6**
Other Income From Operations	0,5	0,7
Other Expense From Operations	(0,6)	(0,4)
Financial Expense	(0,3)	(0,8)
Operating Profit	**6,2**	**8,1**
Translation Gain	0,4	0,8
Minority Interest	(0,6)	(0,6)
Income Before Tax	**6,0**	**8,3**
Income Tax	(1,2)	(1,9)
Net Income	**4,8**	**6,4**
Cash Operating Profit	**8,8**	**11,4**

Note 1: Sales volumes include carbonated and non-carbonated non-alcoholic beverages as well as other distributed products.

Note 2: Cash Operating Profit ("COP") comprises of operating profit (excluding net other income (expense)), depreciation and other relevant non-cash items up to operating profit.

Note 3: Turkmenistan franchise, 33% subsidiary of Efes Invest, is accounted by equity method.

Note 4: Figures for Efes Invest are obtained from consolidated interim financial results prepared in accordance with IFRS as per CMB Regulations.

INTERNATIONAL COCA-COLA OPERATIONS
HIGHLIGHTED BALANCE SHEET ITEMS
as of 31.12.2004 and 30.06.2005 (m USD)

Prepared in accordance with IFRS

	31.12.2004	30.06.2005
Cash, cash equivalents and marketable securities	3,7	3,0
Trade receivables, net	3,4	5,0
Inventories	15,2	20,1
Total current assets	**26,7**	**36,1**
Investments	2,8	2,7
Goodwill, net	1,4	1,5
Property, plant and equipment, net	56,2	76,8
Total non-current assets	**65,9**	**84,8**
Trade payable and other payables	9,7	14,8
Short-term borrowings *(including current portion of long-term debt)*	17,0	26,3
Total current liabilities	**30,5**	**46,8**
Long-term debt, net of current portion	2,7	7,3
Total non-current liabilities	**5,5**	**10,5**
Minority Interests	6,1	6,7
Shareholder's Equity	**50,6**	**56,9**
Total Assets	**92,6**	**120,9**

Note 1: Turkmenistan franchise, 33% subsidiary of Efes Invest, is accounted by equity method.

Note 2: Figures for Efes Invest are obtained from consolidated interim financial results prepared in accordance with IFRS as per CMB Regulations.

For further information regarding Efes Beverage Group, please visit our website at http://www.anadoluefes.com/ or you may contact;

Mr. Hurşit Zorlu
(Chief Financial Officer)

tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Director)

tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

FOR GENERAL RELEASE TO THE PUBLIC
September 2, 2005 **File: 082-04144**

SUMMARY FINANCIALS of COCA-COLA İÇECEK (CCI)

(million USD)	H1 2004 IFRS	H1 2005 IFRS	H1 2004 USGAAP	H1 2005 USGAAP
Sales Volumes (million unit cases)	128,3	144,0	131,6	146,2
Net Sales	308,5	396,8	358,9	438,5
Cash Operating Profit	49,5	65,3	62,5	72,8
Operating Profit	26,7	40,2	45,5	55,9
Profit before Tax	19,5	35,8	37,7	48,2
Net Profit	(0,1)	31,0	27,6	36,0
	31.12.2004 IFRS	**30.06.2005 IFRS**	**31.12.2004 USGAAP**	**30.06.2005 USGAAP**
Shareholder's Equity	386,8	316,5	311,0	247,8
Total Assets	528,2	594,1	436,4	527,8
Net Financial Debt	20,4	162,1	20,0	158,3

Note 1: Cash Operating Profit ("COP") comprises of operating profit (excluding other operating income), depreciation and other relevant non-cash items up to operating profit.

Note 2: Sales volume difference between IFRS & USGAAP results is due to differences in the number of days in the respective accounting periods.

Note 3: IFRS results are prepared in accordance with International Financial Reporting Standards ("IFRS") as per regulations of the Capital Markets Board of Turkey ("CMB") and H12005 figures do not include the restatements based on IAS 29 (Financial Reporting in Hyper-inflationary Economies).

For further information regarding Efes Beverage Group, please visit our website at http://www.anadoluefes.com/ or you may contact;

Mr. Hurşit Zorlu
(Chief Financial Officer)

tel: 90 216 586 80 32
facsimile: 90 216 389 58 63

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Director)

tel: 90 216 586 80 38
facsimile: 90 216 389 58 63